Waverley Capital Acquisition Corp. 1
535 Ramona Street

Suite # 8
Palo Alto, CA 94301

August 18, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Folake Ayoola and Larry Spirgel

Re:	Waverley Capital Acquisition Corp. 1 Registration Statement on Form S-1 Filed March 30, 2021, as amended File No. 333-254842

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Waverley Capital Acquisition Corp. 1 (the “Company”) be accelerated to 4:00 p.m. Eastern Time on August 19, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * * *

Very truly yours,

By:	/s/ Alan Henricks
	Name:	Alan Henricks
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request— Waverley Capital Acquisition Corp. 1]